Schedule I
SANDERS MORRIS HARRIS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015
($ in thousands)

Net capital:		
Total consolidated members' equity per the accompanying financial statements	$	8,970
Other allowable credits		188
		9,158
Nonallowable assets		
Nonallowable receivables		800
Furniture, equipment, and leasehold improvements, net		523
Not readily marketable securities		47
Receivable from parent and affiliates		2,627
Other nonallowable assets		405
Total nonallowable assets		4,402
Net capital before haircuts on securities positions		4,756
Haircuts on securities positions		38
Net capital	$	4,718
Aggregate indebtedness		
Accounts payable and other accrued liabilities	$	1,045
Accrued compensation		1,500
Total aggregate indebtedness	$	2,545
Ratio of aggregate indebtedness		0.54
Computation of basis net capital requirement		
Minimum net capital required (greater of 6-2/3 % of aggregate indebtedness or $250)	$	250
Excess net capital	$	4,468

See accompanying report of independent registered public accounting firm.

SANDERS MORRIS HARRIS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015
($ in thousands)

Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2015:

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$ 3,943
Tax accrual adjustment related to change in tax status of entity	775
Net capital per audit	$ 4,718